News Release	TSX, NYSE-MKT Symbol: NG

NovaGold Announces Second Quarter 2012 Conference Call and Webcast

June 28, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-MKT: NG) (“NovaGold” or “the Company”) announced that it will release its second quarter financial results before market open July 12, 2012, followed by a conference call and webcast at 8:00 am PDT (11:00 am EDT) on the same day. The webcast and conference call-in details are provided below.

Webcast: www.novagold.net or www.media-server.com/m/p/38aas266
North American callers: 1-866-804-6922 (Participant Passcode: 87391819)
International callers: 1-857-350-1668 (Participant Passcode: 87391819)

The webcast will be archived on NovaGold’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 followed by your Access PIN: 33931351. For a transcript of the call please email info@novagold.net.

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes) at an average grade of approximately 2.2 grams per tonne, Donlin Gold is regarded to be one of the largest, highest-grade, and most prospective gold projects in the world. According to the 2011 Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC, Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NovaGold Resources Inc.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.